Exhibit 21.1

LIST OF SUBSIDIARES OF

CHIEF CONSOLIDATED MINING COMPANY

(AN ARIZONA CORPORATION)

1.	Chief Gold Mines, Inc. (a Delaware corporation)
2.	Tintic Utah Metals, LLC (a Colorado limited liability company)
3.	American Star Mining Company (a Utah corporation)
4.	Eagle and Blue Bell Mining Company (a Utah corporation)
5.	East Crown Point Consolidated Mining Company (a Utah corporation)
6.	Eureka Mines Company (a Utah corporation)
7.	Central Standard Consolidated Mines (a Utah company)